UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(RULE 14d-100) Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
VENTANA MEDICAL SYSTEMS, INC.
(Name of Subject Company)
ROCKET ACQUISITION CORPORATION ROCHE HOLDING LTD
(Names of Filing Persons – Offeror)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
92276H106
(Cusip Number of Class of Securities)
Beat Kraehenmann Roche Holding Ltd Grenzacherstrasse 124 CH-4070 Basel Switzerland Telephone: +41-61-688-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Christopher Mayer Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒       third-party tender offer subject to Rule 14d-1.
☐        issuer tender offer subject to Rule 13e-4.
☐        going-private transaction subject to Rule 13e-3.
☐        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

F. Hoffmann - La Roche

“Roche’s Tender offer for Ventana”
Conference Call
June 26th, 2007
2:00 p.m. C.E.T.

Moderators:
Dr. Erich Hunziker - Chief Financial Officer
Dr. Severin Schwan - Chief Executive Officer Division Roche Diagnostics

F. Hoffmann - La Roche Ltd.

“Roche’s Tender Offer for Ventana”
Conference Call
June 26th, 2007
2:00 p.m. C.E.T.

Operator:	Good morning and good afternoon. This is the Chorus Call Conference Operator. Welcome to the Conference Call on “Roche’s Tender Offer for Ventana”.

As a reminder, all participants are in listen-only mode and the Conference is being recorded. After the presentation, there will be an opportunity for you to ask questions. Should anyone need assistance during the Conference Call, they may signal an Operator by pressing “*” and “0” on your telephone.

At this time, you are joining to the Conference room with Dr. Erich Hunziker, Deputy Head of the Corporate Executive Committee and CFO. Please go ahead Sir.

Erich Hunziker:	Thank you very much. Good afternoon Ladies and Gentlemen. Thanks for joining our Conference Call to discuss our offer to acquire Ventana for US Dollars 75 per share in cash.

Together with Severin Schwan, CEO Division Roche Diagnostics, Robert Yates, Head of Business Development Diagnostics, Steve (unintelligible), Head, Corporate Business Development, Karl Mahler, Head of Investors Relations and key members of our team, we look forward to give you our comments on this - this intended strategic move.

After the presentation, we will be pleased to answer your questions. Bill Burns, the CEO, Roche Pharma, sends his regards and invited me to tell you that Roche Pharma is excited and very supportive of this important transaction.

The presentation enhancing Roche’s position as the world - world’s leading fully integrated Personalized Healthcare Company, which we released last night will form the background of our comments. We will always make a reference to the page number when commenting. So, let me start with an overview and lets turn to page 4.

Roche Group, a Leading Global Healthcare Company. This chart summarizes our position at the end of 2006 as a world leader in oncology, transplantation and hepatitis on the Pharma side as well as our leadership position in In-Vitro Diagnostics and Biotechnology.

Page 5. Differentiation through Personalized Healthcare; Most of you know that our strategic growth map, Roche 2015 has clearly identified constant innovation as the core competent and also the core challenge of all our activities.

Medically differentiated product and services as well as patient tailored treatment, so called Personalized Healthcare are and will continue to be the key drivers of our thinking and action.

Page 6. Key component of (good drug) development and cost-effective, safe treatment. It is and becomes more obvious day-by-day that society will only be ready to cover costs for healthcare treatments if we can prove the benefits, our solutions really offer.

Since treatment cost per patient in Specialty Care, which is our focus area, are higher compared to the primary care market, it will be increasingly essential that we will be able - able to offer tools for patients classification and selection and treatment monitoring.

Page 7. Strengthening our position as a leading, full-integrated, Personalized Healthcare Company by making Ventana a member of the Roche Group, we can close the gap in the field of the fast growing Tissue Diagnostics market with attractive prof- profitability.

And with this, I handover to Severin Schwan, CEO Roche Diagnostics.

Severin Schwan:	Thank you Erich. Ladies and Gentlemen, I’m excited to give you more explanation on the Ventana acquisition and the potential it offers to both Ventana and Roche.

If we turn to page 9, you can see that Ventana is a leader in the Tissue-Based Diagnostics, which is particularly important in the field of oncology. As for the financials, we have seen a very good growth over the last years and healthy operating margin.

Now let me on page 10, lead you through the histology workflow on a high lever because you can see many of the benefits of combining the Roche and - and Ventana capabilities on that slide. Now, actually typically, the tissue would first be prepared, if you take the tissue its moist, it has to be fixrated, it has to be sliced and put on - on - on a slide, before then the pathology - pathologist would look at the tissue, at the structure, the morphology of the tissue under the microscope.

To better see the structure he will do a primary staining, for example, with eosin and then for a certain subset of samples he will do a much more detailed analysis, which is called advanced staining and what he actually do in the advanced staining is that you look at molecular targets that is RNA, DNA or proteins in the tissue. The two technologies, which are applied (at the moment is the Immunohistochemistry and in situ hybridization).

Now, afterwards, the sample is - can be further analyzed by - by automated image pattern recognition and digitally stored. Now, what you can see from this workflow is really two things.

First of all, this is still a fairly complex, semi-manual process and we think that we can add value here from the Roche side by bringing in the skills and work flow management in IT which should further drive automation in this segment.

And secondly, perhaps even more important, you can see that in the advanced staining, molecular biology plays a major role in this process and we feel that with our distinct capabilities in molecular bio- biology across the Roche Group, not only in Pharma, but also in Diagnostics, if I think about the genomics and applied science and our leadership in molecular diagnostics, our leading position in immunology, we think that we can really combine our capabilities here and I will come back to this in more detail.

If we turn to page 11, histopathology is the segment of about 1 billion US Dollars and we estimate this to grow double digit as we go forward, on the one hand because there is a high need for test automation and standardization in this field. The recent increasing incidence of cancer and as Erich has pointed out, targeted cancer drugs are increasingly requiring companion diagnostics.

If you turn to page 12, you can see that Ventana is the clear market leader in the advanced staining segment and has a particularly strong position in the US and that complements very well with Roche who is the market leader in In-Vitro Diagnostics on a worldwide basis, and is particularly strong outside of the US that we then can combine our two organizations.

Let me now turn to page 13 and elaborate in a bit more detail on - on the oncology process. I have already referred to the capabilities of Roche in molecular biology, but if it comes to oncology, we offer a wide range of tumor markers, in particular for screening and therapy monitoring, and those tests are typically are serum based.

However, for the therapy selection what you need is Tissue-Based tests to achieve the necessary sensitivity and specificity to really then tailor the therapy. Herceptin is a good example of such a test.

Now those Tissue-Based tests are either designed to find the marker in situ, that is in the tissue itself by immunohistochemistry or in situ hybridization or the marker is extracted from the tissue for a further analysis before the therapy is applied.

And you can see on slide 14, how the two companies fit better, their technology capabilities provide a comprehensive solution for the pathologist where Ventana on the one hand can apply their capabilities on tests which are done directly on the tissue, and Roche can apply its different technologies to analyze the tissue after extraction such as molecular diagnostics or immunology.

If we then turn to page 15, you can see how the two companies together are then able to provide a comprehensive in-house solution for our pharma division to better develop targeted medicines and you can see here listed in a high level format the various projects which we have ongoing in the oncology pipeline in Roche in late development and in early development.

If you turn to page 16, you can see that the plan to keep Ventana as a separate business unit headquartered in Tucson, Arizona. We believe that Ventana has an excellent team and we want to build on the momentum and the success this team has achieved.

So in summary on page 17, we are convinced that the two companies together are very well positioned to further drive a more personalized and targeted Healthcare approach. With this I hand it over to Erich.

Erich Hunziker:	Thank you Severin. Let’s turn to chart 19: The Transaction Financials.

This chart summarizes all the information we gave you last night. The US Dollar 75 per share in cash for each outstanding share of Ventana after transaction valued at around US Dollar 3 billion.

We will comment a tender offer after rete- repeated attempts to engage Ventana management in discussions for a negotiated offer.

As our Chairman and CEO, Franz Humer has repeated today several times, we are still open for a negotiated solution. The offer is fully financed and we see no significant regulatory impeachments.

We offer a substantial and attractive premium for a world-class Company, as you can see on this and the next chart with all the various - various premiums y- you can need looking back.

The offer conditions include that:
A. (And) Majority of Ventana share of common stock on a fully diluted basis are tendered into Roche’s offers.
And B. That Ventana’s Board takes all necessary action to makes its shareholder rights plan inappl- (ap)plicable to Roche’s offer.

Turning to page 21: Timing Next Steps.

We have a clear plan to move ahead. We will proptly - promptly comment the tender offer to purchase all of the outstanding common stock of Ventana.

We will comment the regulatory process immediately and the offer will be subject to the customary conditions I just mentioned when I discussed the last chart.

Page 22: Transaction Financials, The Summary.

As discussed, Roche offers US Dollar 75 in cash per share representing an attractive value to Ventana’s stockholder. Roche is committed to maintain as Severin has just indicated, the headquarter and operations in Tucson, Arizona and to further invest into the business, and here I clearly wanna stress that we are not selling this deal by cost senergin - synergies.

Ventana has built up an excellent team and we consider this core for the future success. Of course, the integration into a leading Hi-tech Healthcare Company will have excellent implications for Ventana.

As Severin pointed out, Ventana is strong in the US; Roche has a clear record of success to also be a leader in markets outside the US.

At very conservative synergy assumptions, the deal will be accretive to operating profit IBI- EBIT within the next 2 to 3 years and to Core EPS within 4 years.

The dilution to Core EPS prior to this will be marginal and the intended transaction is very significant, but it does not affect Roche’s ability to further - to make further strategic moves to strengthen our position as a leading Hi-tech Healthcare Company.

Before we com- conclude and come to your questions, you may ask yourself why Roche see a certain urgency for this deal. Lead- Leaving Ventana’s successful team unchanged and giving them the support of a global company could be very crucial in a time when key competitors in this market are still aligning their efforts after just having been taken over.

We are of course prepared for long discussions, but a quick negotiated solution would have clear benefits for everybody involved, and with this we are ready to answer your questions.

Q&A

Operator:	Excuse me, this is the Chorus Call Conference Operator. We will now begin the “Question & Answer” Session.

Anyone who wishes to ask a question may press * and 1 on their touchtone telephone. If you change your mind and wish to remove yourself from the question queue, then you may press * and 2.

Anyone who wishes to ask a question may press * and 1 at this time.

Operator:	The first question is from Mr. John Murphy, Goldman Sachs. Please go ahead Sir.

John Murphy:	Yes, good afternoon Gentlemen. Could you talk a little bit more about in an ideal situation, what the structure of the diagnostics business would look like?

I mean, you mentioned the word integration, you talked about synergies, but can you maybe compare and contrast if for example with how your pharmaceutical relationship exists today with Genentech and Chugai?

Severin Schwan:	Okay. This is Severin.

Now in diagnostics, we are currently organized around four business areas: Applied Science, Molecular Diagnostics, Professional Diagnostics and

Diabetes Care and we intend to keep Ventana as a separate dedicated business unit.

So, we are not planning to integrate the functions across the other business areas, but - but work on the synergies in a more elaborative way.

I mean, if you talk about the synergies I do not see any synergies here on the cost side, but it is very much driven by the synergies we have on the R&D side, by the development of targeted medicines and then on the commercialization, if we bring those products to the market on a worldwide basis.

John Murphy:	Okay. Thanks very much.

Erich Hunziker:	Thanks. And can we have the next question, please?

Operator:	The next question is from Mr. Peter Lawson, Weisel Partners. Please go ahead Sir.

Peter Lawson:	Hi. I counted four acquisitions in the last four months by Roche, what’s been driving that aggressive spree of acquisitions?

Erich Hunziker:
Well Roche I think has always had a strategy of taking targeted acquisitions to compliment the existing field and if you look at - at the acquisitions over the recent months in - in the diagnostics field it’s 454 Life Sciences, NimbleGen or BioVeris, then each of these acquisitions has been very, very targeted and represent the building blocks to organically develop our existing business.

I think there is no change in strategy, that has always been the Roche strategy and you can be assured that in parallel we are constantly also making deals on the Pharma side, but most of them (unintelligible) may be licensing deals or corporation deals, we were just releasing actually one of them yesterday.

So, it’s not that we have switched as a Group just focus on one of the divisions, but it happened (there) to be that in one of the divisions it was more the acquisition, maybe this is also reflected - reflecting the climate in the diagnostic field (mere) more than actually in the Pharma field where still traditional partnership or licensing deals can be done to actually bring innovation into our Group.

Peter Lawson:	That, do you think that diagnostic group is done for acquisitions, you have to kind of consolidate these, or do you think there’s other things you need to add?

Erich Hunziker:
Well, I mean, science never stands still, there will always be new technologies arising in this field. This is a fast moving dynamic environment, and as such, we will keep our eyes open and screen the market, and if another opportunity should arise we will seize it.

Peter Lawson:	Okay. Thank you so much.

Erich Hunziker:	You’re welcome. Can we have the next question please?

Operator:	The next question is from Ms. Liz Mitchell Mainfirst. Please go ahead Madam.

Liz Mitchell:	Hello, this is Liz Mitchell, pro- probably (out to hear). I had a couple of questions.

First of all, why is it that you’re not enhancing to EBIT? In year 1, it’s a profitable company, at least you are paying a lot of - a very high finance fees to your banks.

Secondly, could you talk a little bit about Ventana’s pipeline, I know you have a graph of the areas they could be working on that - that - that tether in with Roche, this is your graph number 15.

But could you talk a litte- a little bit more about this - these early development programs and which - which one we maybe could see first?

Severin Schwan:	Okay. (If I had to say) I can take the second question on - on the pipeline.

First of all, this is the Ventana acquisition; of course we would inherit the current portfolio of Ventana, which is a substantial business in itself and which is a business, which is profitable, and - and highly growing.

As to slide number 15, in fact what we do here is that we already have programs running on these various - various products in the Roche Oncology pipeline.

In fact, for every single Pharma product, which is sent into the pipeline, the Biomarker research and the development of potentially companion diagnostics is a standard part of the development process.

The - the - the hurdle which we have to overcome, if it comes to tissue based testing is that we do not have the platform out there in the market and we do not yet have the - the same strong internal position. That is where Ventana’s capabilities come into the game.

But I think that the - the answer to your question is that in fact for every single product which goes through the Roche pipeline, we look for potential Biomarkers and if there is a good scientific hypothesis then we work on this, and we want to work on this in a very broad sense leveraging all available technologies.

Erich Hunziker:	And you see now we’re coming into your EBIT question.

Of course, Ventana as an independent company is very profitable, has at least operating profit situation like Roche Diagnostics but in such an acquisition accounting of course you have to give the cash we put into this deal, and we don’t need any bank financing and so you may know or not know that Roche has very significant net cash position.

So, we will just finance this by our own cash, but of course, you have to give this cash you use for the deal a certain value and - and to - and it will…

Liz Mitchell:	EBIT is the full interest cost?

Erich Hunziker:	Sorry.

Liz Mitchell:	EBIT is the full interest cost?

Erich Hunziker:
Okay. Amortization of intangibles will be the counter balance which actually will - will work against it and we are not clear in a sense of course, we have assumptions in our model, how much of this acquisition will be intangibles and how much will be goodwill and you have to have a line for the amortization of - of actually the intangibles.

Liz Mitchell:	Can you give me some help on how much that will be?

Erich Hunziker:	No.

Liz Mitchell:	Okay.

Erich Hunziker:	Not at this moment, sorry.

Liz Mitchell:	Can I ask another very quick question, sorry to be a big time but on slide 12 you give the amount of share of Ventana in advanced staining.

Could you tell me is that a share of new sales you know, like of the - the synergy or your source of that share of orders, was that share of installed base and could you c- give also a little comment on what the installed base of Ventana is, you know, like how strong they are in terms of proportion of labs, with one of these machines?

Erich Hunziker:	I wouldn’t comment on the inste- installed base of - of instruments of Ventana but the shares, which you see on slide 12 reflect the - the market 2006.

Liz Mitchell:	So, that’s new sales new orders, okay, thank you very much.

Severin Schwan:	So, that’s some value here.

Erich Hunziker:	You are welcome; can we have the next question please?

Operator:	The next question is from Ms. Joe Walton, Lehman Brothers. Please go ahead Madam.

Joe Walton:	Good afternoon, good morning.

I apologize I miss the beginning of this call. So, you may have answered or you may have dealt with this before.

Have you ever had a commercial relationship with Ventana? How long have you been trying to negotiate a purchase and I’m not entirely clear what it - y- what the nub of what you require is? Is it their intellectual property and so you are just late or haven’t had this technology or is it their installed base?

The fact that they have these machines there means that, you know, realistically, even if you did work yourself, it would be very difficult to get to the same position because doctors have all or hospitals have already taken these units.

And I notice that DAKO has broadly speaking the same market share in advanced staining as Ventana. Is there anything that is better about Ventana then DAKO, they seem to have roughly equivalent sales in this key technology?

Erich Hunziker:
So, maybe I can take the history of - of our contacts. This is all documented show and you can load it down in the press release, you have every single step and I am not going to repeat, but we have tried for about for 5 months to engage into a friendly process.

And as I said at the end of our presentation, we see a certain urgency to move ahead with this transaction because it can be a competitive adv- competitive advantage and I am sure Severin, you can take the whole issues of rest of the question.

Severin Schwan:
So, what are we actually interested in about your question? I think Ventana gives Roche a number of - of - of benefits and I would like to emphasize the one on the development of new tests where we as a diagnostics can then provides a better and much more comprehensive portfolio of technologies to - to Pharma.

Now, also what - what we have seen is that it is an advantage if you can provide this comprehensive range of technologies to develop the product in - and to do this at a very early stage of - of the development process, which tends to be easier if you have all these capabilities in-house.

Of course, Ventana for us also means that we get access to the markets, to the installed base out there, and it is an attractive segment we can eventually participate in.

As to your question with DAKO, it is true DAKO has also a very strong position; it’s the second player in this market with a stronger position actually outside of the US.

We believe that Ventana has a particular strong position also in the instrumentation and I have outlined earlier how important automation is for the pathologists because today this is still a very manual or semi manual process and we believe Ventana has particular strengths here and they have gained market share over the past years.

Erich Hunziker:	Does this - does this answer your question, Joe?

Joe Walton:	Yes, you – you’ve not tried or you’ve not in the past done any joint ventures with them, you don’t have any interesting commercial relationship with them?

Erich Hunziker:
We don’t have joint ventures with them, but we have been working together with Ventana, also with DAKO and for reference there is also a collaboration between Ventana and Genentech and that will continue.

Joe Walton:	Thank you.

Erich Hunziker:	Thanks and can we have the next question please?

Operator:	The next question is from Mr. Mark Paulson, Deutsche Bank. Please go ahead Sir.

Mark Paulson:	Yeah, thanks very much, just a follow up to Joe’s question.

So, if my understanding is correct, i- it’s really to try and gai- gain so faster access to technologies, which is the reason why you’ve bought, or you are looking to try to acquire Ventana rather than partnering with them.

Just trying (unintelligible) to get a little bit of more color in terms of the reason why you are acquiring rather than partnering?

Secondly, in terms of, could you describe the targets beyond HER 1, HER 2 HER 3, I guess HER 2 HER 3 ratio could be seen as interesting and how you could gain competitive advantages in these additional targets?

And then lastly, could you give me some flavor as to how far away we are from using tissue-based diagnostics in areas outside oncology?

Severin Schwan:
Okay, now just to - to reemphasize again, it is not just simply the access of the technology, the real value is then that we can leverage the different capabilities across the entire Roche Group in Pharma with a deeper understanding of the disease pathways, their biotechnology know-how, its (unintelligible) molecular biology understanding on the diagnostic side, also in genomics and in proteomics that we hopefully can make more out of this technology.

I think that is what makes it so attractive for both Companies Ventana and Roche, that we are not simply collecting technologies here and we have access to the technology.

The whole benefit is that we make something more out of bringing it to together and as such provide a good diagnostic service for Pharma to develop targeted medicine.

And that is equally true for parameters, which - which you mentioned in terms of Herceptin and that - that will - that will also apply for other parameters and targets. We have been working on already in-house and where we will then match the capabilities we get with Ventana. I think your third question was on…?

Mark Paulson:	Tissue based outside oncology?

Severin Schwan:
Yeah, from a disease point of view, it is clearly that the area their tissue based testing is most important because with oncology and - and if you have solid tumors then it - it is very likely from a scientific point of view that you have more sensitivity and more spefe- specificity by testing directly in the tissue and that is very specific to oncology.

So, I see that the - the - the main benefit of tissue based testing in particular in this area.

Mark Paulson:
Thank you. Could you describe to just help me a little bit further as well? I guess one of the advantages is speed to gaining knowledge than intellectual property around a particular test and linking into a pharmaceutical, could you describe how that would differ between just partnering with a company like Ventana or - and actually acquiring the company? How much easy it is to generate IPM protection around particular technologies, targets and then therapeutics?

Severin Schwan:
Right. I mean it is - it is just easier to - to combine and make something out of it if you have the things in-house, then if you have to manage those technologies, those capabilities in a - in a looser way. So, we - we believe that by - by leveraging the synergies within diagnostics and leveraging the capabilities across the Group, we - we can make something more out of it than simply partnering with a third party Company.

Erich Hunziker:
And you see there is a clear difference with regard to intellectual property. We all agree that the earlier you start, the exchange of ideas between Pharma’s research and Diagnostics, the better you have a chance to actually come in parallel with the development of companion Diagnostics or the interaction, but at this stage in the research discussions, may be not even all of the intellectual property is already protected.

So, I think you would shy away to open up totally to a third party Company with whom you just have a partnership against a Company which is a member of your Group.

Mark Carter:	Sure okay, thank you, Gentlemen.

Erich Hunziker:	You are welcome. Can we have the next question please?

Operator:	The next question is from Mr. Karl Cox, Vontobel. Please go ahead Sir.

Karl Cox:
Good afternoon Gentlemen. Thanks for taking my question. I just wondered whether you see any potential for top-line synergies in the near to medium-term, and if so, have you included that into your breakeven analysis?

And secondly, on the potential integration costs, apart from amortization charges, do you expect any inventory step up costs?

Severin Schwan:	Now, on the - on the top-line it is really about bringing out better solution for the customers, new better (texts) and - and medicines, rather than having synergies with the existing portfolios.

What you also have to see is that even though it’s all In-Vitro Diagnostics, the customer segments are slightly different, and the Tissue-Based testing is very much geared towards the pathologists and as such there are certainly synergies in the sense that we can use our standing, our brands and our infrastructure outside of the US, but I see most of the synergy by actually developing better medicines as we develop the - the Pharma pipeline and - and the diagnostic tests.

In terms of the integration costs, we - we intend to keep Ventana as a dedicated separate Business Unit and there is no intention to move location or to - to - to change the set up. So I - I wouldn’t expect major costs on that side. On the contrary, we will take investments and further grow this business in particular outside of the US.

Erich Hunziker:
May be there is also an opportunity to address all the people who are listening in from Ventana. I think it’s worth for you to go back into the history of Roche’s acquisition over the last 20 years and you will see whichever group was integrated actually into the Roche Group has actually prospered.

If you look at how (unintelligible) has grown up, if you look at how Genentech has developed. So I think this company has a culture of respecting winners and to get them actually to support to actually become better. So, can we have the next question please?

Operator:	The next question is from Mr. Les Levy, ICAP. Please go ahead Sir.

Les Levy:
Yes hi, how are you? I was curious about the - the terms of the deal itself; it is a hostile tender offer. So, you are going to have to basically negate their shareholder rise plan, they are going to effectuate a poison pill. Their officers and directors also have over 21% of the shares outstanding.

How do you envision this deal is really going forward without their approval and acquiescence in this transaction?

Erich Hunziker:
Okay. I mean, that’s an obvious question and as you have seen and as you have heard, there are two ways for this. Of course, we are not running into anything without being very clearly informed, I mean you have seen who are our legal and our financial advisors and I think we have a top crew consulting us and you can be assured that for both ways there - the - the - what we call their friendly negotiated deal, but also their long discussions deal as I’ve mentioned.

We have clear roadmaps, clear plans to develop together with our advisors, but I also beg your respect that I’m not going to speculate here in public now how we are tackling things, specially we are also very careful and we are looking forward to Ventana’s board meeting, and we will of course listen very carefully to what conclusions Ventana’s Board will come and we’ll respect their answer, and then decide actually what is the best action and best way to go forward.

Can we have the next question please?

Operator:	The next question is from Mr. Bruce Cranna. Leerink Swann Please go ahead Sir.

Bruce Cranna:	Hi, good morning. I guess the first question is do you, does Roche own any Ventana shares at present?

Erich Hunziker:	I hand this question to the project leader.

(Moderator):	Yes. We - we have purchased a small amount of shares against standing out shareholders, but it is an insignificant amount.

Bruce Cranna:
And - and (just so I ‘m clear), the advantage of Ventana over DAKO or I guess for that matter Vision Systems which was on the block if you will recently, the advantage of Ventana as you see it is really geographic versus those - those other two players?

Erich Hunziker:	Severin, do you want to take this.

Severin Schwan:	Well Ventana has indeed a strong position in the US and we feel it has a very strong portfolio of - of - of products.

Bruce Cranna:	So you just see it as a superior asset in this space?

Severin Schwan:	Yes.

Bruce Cranna:
And lastly, this is a bit of a detail oriented question, but thinking about HPV and your intellectual property portfolio in HPV, do you think if you would acquire Ventana, that it would thereby render a Diging suit against Ventana, is academic, in other words, you - you have clear rights to the property that those two are disagreeing over?

(Severin Schwan):	I wouldn’t comment on this question.

Bruce Cranna:	Okay. Thank you.

Erich Hunziker:	You’re welcome. Can we have the next question please?

Operator:	The next question is from Ms. Angela Woodall, DIBC. Please go ahead Madam.

Erich Hunziker:	Hello?

Operator:	Ms. Woodall, your line is open.

Angela Woodall:	I actually don’t have a question. I’m sorry about that.

Erich Hunziker:	That’s fine. Okay, can we have the next question please?

Operator:	The next question is from Mr. John Wood, Banc of America Securities. Please go ahead Sir.

John Wood:
Thank you. Is there a concern that Ventana’s status, as a captive of Roche would harm its ability to enter into companion diagnostics partnerships with other pharmaceutical companies? I know they work with Novartis and M-clone already, and like we - we would like you perspective on that?

Severin Schwan:	No I do not see this at all. If you look at Roche Diagnostics also, we today offer our services to other Pharma companies, in fact even to other players in the Diagnostics Industry and then the Life Science Industry. What other companies are looking for is the best service they can get, this is what they are interested in.

They want the best product to have cutting edge research to develop their product to help them. And we have seen that the lot of companies has approached Roche Diagnostics because we provide comprehensive solutions that is what is distinct - what - what - what differs us from other companies and that is what - what those partners in Pharma, also outside of - of Roche Pharma and in - in - in Life Science or Diagnostic Industry are looking for.

So, in other words, I see it exactly the other way around, with portfolio and the capabilities we can integrate into the overall Roche diagnostics portfolio. We do not only get a much stronger partner for our own Pharma operations, but we also get a much much stronger partner for other Pharma companies who we can provide our services with. I think that is the decisive point that you can actually provide better services, better products and that is what these partners are looking for.

John Wood:	Thank you.

Erich Hunziker:	You are welcome. Can we have the next question, please?

Operator:	The next question is from Ms. Gabriella Mitchell, Putnam Investments. Please go ahead Madam.

Gabriella Mitchell:	I’m sorry. I have no question.

Erich Hunziker:	Okay. Can we have the next question, please?

Operator:	We have a follow-up question from Ms. Joe Walton, Lehman Brothers. Please go ahead Madam.

Joe Walton:
Given that you have a history of companies joining your family, and you have Genentech partly owned, you have Chugai partly owned. Is this an all or nothing transaction or would it be possible to end up with - is this family concept in diagnostics?

I - I believe you said earlier that one of the problems was, if you - if you are not really part of the family, you don’t want to share your inner most secrets, but you certainly seems to be able to do that with Genentech and Chugai, couldn’t you do that here?

I would like - would like to give you the benefit of being able to incentivise the Ventana people just to the success of Ventana rather than just give them straight cash?

Erich Hunziker:
I am very pleased Joe that you really are such a good marketeer of our culture and our strategy and that’s of course exactly what we have offered them about two months ago in a written form, but we cannot comment.

The only thing is that they have rejected this offer to have exactly a Genentech like structure and we - we have offered them to keep them listed and to give them ind- independence, but of course, we have also made it clear to become a member of the Roche Group, the condition is that we control at least 50.1 percentage points because then you control the intellectual property.

Severin Schwan:
And if may a- may add here that there has absolutely been an alternative as Erich pointed out, but I would also like to stress again also to the Ventana employees who are listening into this Call, that we have in diagnostics also a model that we even though we - we own 100% of - of a Company and even though it is not listed anymore, it has a very decentralized style of leading those companies and I think the best example for life Sciences that we kept the headquarters in the US.

This Company is led by the CEO and - and the former CEO who is also now the CEO after the acquisition and it’s - it is led in a very independent way and the same actually is the case with our another recent acquisition in the field of research with NimbleGen where we apply exactly the same model.

So yes, Genentech and Chugai is one way to leave our rather decentralized management approach, but we have shown in diagnostics that we can also - that we can also leave this model with a 100% ownership.

Joe Walton:	Thank you.

Erich Hunziker:	Okay, so can we have the next question please?

Operator:	Once again to ask a question, please press “*” and “1” on your telephone, “*” and “1”.

Erich Hunziker:	So, Okay.

Operator:	Mr. Hunziker, there are no more questions at this time.

Erich Hunziker:
Okay. Ladies and Gentlemen I thank you very much for the interest you have shown in this Conference Call and I hope that we were able to bring importance in the strategic dimension of this important transaction across. Thank you very much and hope to talk to you at the half-year’s results. Good-bye.

Operator:	Ladies and Gentlemen the Conference Call is now concluded, and you may disconnect your telephone. Thank you very much for joining, and have a pleasant day. Good by.
- END -

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